Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A – 16 OR 15D – 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2003

WOLSELEY PLC

(Translation of registrant’s name into English)

Parkview 1220, Arlington Business Park, Theale,
Reading RG7 4GA – England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934.

Yes          No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b).

82 ________

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission	Page 1

The following documents are filed herewith:

INDEX

DOCUMENT
Exhibit 99.1	Pre Close Period Interim Trading Statement	January 15, 2003
Exhibit 99.2	Notification of Substantial Interests	January 21, 2003
Exhibit 99.3	News Release: Acquisitions completed during January 2003	January 29, 2003
Exhibit 99.4	Companies House form 88(2)	January 9, 2003
Exhibit 99.5	Companies House form 88(2)	January 13, 2003
Exhibit 99.6	Companies House form 88(2)	January 16, 2003

SAFE HARBOR STATEMENT

Exhibit 99.1 attached hereto contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties. Wolseley’s actual results may differ materially from the position discussed in these forward looking statements for a variety of reasons, including, but not limited to, risks associated with changes in economic conditions, including in particular the general strength or weakness of the plumbing and heating and building materials industries in the US, Canada and Europe, in both the private (residential and commercial) and public sectors; risks related to Wolseley’s growth strategy; fluctuations in product pricing; Wolseley’s ability to manage its growth; actions of competitors; risks related to Wolseley’s international operations; Wolseley’s ability to identify, successfully integrate and realize synergies from acquired companies; Wolseley’s ability to finance acquisitions; changes in government regulations in countries in which Wolseley has operations; Wolseley’s ability to retain and attract personnel; continued development of e-business distribution alternatives; and changes in exchange rates. For a discussion of these and other factors which may cause Wolseley’s results to differ materially from the forward-looking statements set forth in the press release, please read the discussion of these risks in the documents Wolseley files from time to time with Securities and Exchange Commission, including Wolseley’s Registration Statement on Form 20-F.

Wolseley does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission	Page 2

cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WOLSELEY plc (Registrant)

Dated: January 31, 2003	By: /s/ Mark J. White
Mark J. White Group Company Secretary